APERGY CORPORATION

2445 Technology Forest Blvd

Building 4, 9th Floor

The Woodlands, Texas 77381

April 16, 2018

VIA EDGAR

Re:	Acceleration Request for Apergy Corporation
Registration Statement on Form 10
File No. 001-38441

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Heather Percival, Esq.

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the undersigned Registrant respectfully requests that the above-referenced Registration Statement be declared effective at 12:00 p.m. (Washington, D.C. time) on April 19, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

SECURITIES AND EXCHANGE COMMISSION	2	April 16, 2018

Very truly yours,

Apergy Corporation

By:	/s/ Sivasankaran Somasundaram
Name:	Sivasankaran Somasundaram
Title:	President and Chief Executive Officer

cc:	Securities and Exchange Commission

Amanda Ravitz

Daniel Morris, Esq.

Tara Harkins

Kevin Kuhar

Dover Corporation

Ivonne M. Cabrera, Esq.

Apergy Corporation

Julia Wright, Esq.

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie

William R. Golden III